EXHIBIT 99.3

Theratechnologies Announces Financial Results for Third Quarter of 2012

Montreal, Canada – October 11, 2012 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THER) today announced its financial results for the third quarter ended August 31, 2012.

Third Quarter 2012 Highlights

•	Consolidated revenues of $3,822,000
•	$1,027,000 in royalties
•	A 42% decrease in operating expenses compared to Q3 11
•	Net loss decreased to $698,000 from $4,170,000 in Q3 11
•	$24,638,000 million in liquidities at quarter-end

Third Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended August 31, 2012, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com or www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Our revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and the amortization of the initial payment received upon the closing of the agreement with EMD Serono.

Revenues generated from sale of goods amounted to $1,725,000 in the three-month period ended August 31, 2012 and $3,860,000 in the nine months ended August 31, 2012, compared to $1,878,000 and $5,681,000 in the comparable periods of 2011. The higher sales in the prior-year reflect the build-up of stocks needed by EMD Serono for the EGRIFTATM launch in the U.S. market. Revenues from sale of goods are now more closely tied to sales to patients but they can also vary significantly as a function of EMD Serono’s procurement policies.

Royalties, which are almost entirely derived from the sales of EGRIFTATM, are up significantly over the comparable periods in 2011 when the EGRIFTATM product launch was in its early stages. EGRIFTATM royalties are paid quarterly in arrears based on the calendar year. In the three-month period ended August 31, 2012, we received royalty revenue of $1,027,000, an increase of 40.5% over the $731,000 received in the second quarter of 2012 and 80.5% more than the $569,000 received in the comparable three-month period in 2011. In the nine-month period ended August 31, 2012, we received royalty revenue of $2,599,000, compared to $772,000 in the comparable period of 2011, an increase of 236.7%.

Our revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three- and nine-month periods ended August 31, 2012, amounts of $1,070,000 and $3,209,000 were recognized as revenue related to this transaction, compared to $1,070,000 and $4,065,000 in the comparable periods of 2011. The decrease in the amortization amount for the nine-month period reflects a change made in 2011 to the service period attributed to the initial payment. The initial payment will be fully amortized by year end 2013.

Reflecting the variations in product sales, royalties and amortization of the initial payment described above, consolidated revenues for the three- and nine-month periods ended August 31, 2012 amounted to $3,822,000 and $9,668,000, compared to $3,517,000 and $10,518,000 in the comparable periods of 2011.

For the three- and nine-month periods ended August 31, 2012, the cost of sales of EGRIFTATM amounted to $1,704,000 and $3,733,000 compared to $1,971,000 and $7,128,000 in the comparable periods of 2011. In the previous year, the cost of sales exceeded revenue due to an accounting requirement that we expense certain historical inventory costs as well as the costs related to validating back-up suppliers for raw materials and finished goods. The old inventory is now essentially depleted; however, quarter-over-quarter variations in gross margins will continue to be experienced due to the costs associated with validating additional suppliers and other indirect manufacturing costs. Cost of sales is detailed in note 4 “cost of sales” of our unaudited consolidated financial statements for the three- and nine-month periods ended August 31, 2012 and August 31, 2011.

Research and development, or R&D, expenses, net of tax credits, for the three- and nine-month periods ended August 31, 2012 amounted to $1,724,000 and $4,447,000 compared to $2,907,000 and $8,972,000 in the comparable periods of 2011, decreases of 40.7% and 50.4% respectively. The significant reduction in R&D expenses is largely attributable to restructuring and the adoption of a more focused business plan. R&D expenses in the nine months ended August 31, 2012 were associated with pursuing the development of TH1173 and the new formulation of EGRIFTATM, the two Phase 4 clinical trials, and helping our commercial partners to pursue regulatory approvals in their respective jurisdictions.

Selling and market development expenses for the three- and nine-month periods ended August 31, 2012 amounted to $219,000 and $736,000 compared to $443,000 and $1,489,000 in the comparable periods of 2011, decreases of 50.6% in both cases. With licensing agreements now in place in major markets, the ongoing selling and market development expenses are reduced to the costs of managing relationships with our commercial partners and other business development activities.

General and administrative expenses for the three- and nine-month periods ended August 31, 2012 amounted to $1,068,000 and $4,906,000 compared to $2,124,000 and $9,034,000 in the comparable periods of 2011, decreases of 49.7% and 45.7% respectively. The expenses in the 2012 periods were considerably lower as a result of the restructuring and adjustments to remuneration. In addition, the expenses in 2011 included the cost of the proposed financing and listing our shares on NASDAQ as well as costs related to the change in leadership of the Company.

Finance income for the three- and nine-month periods ended August 31, 2012 was $180,000 and $698,000 compared to $455,000 and $1,282,000 in the comparable periods of 2011. Interest revenues in 2012 were lower than 2011 due to the gradual decline in the portfolio size as investments are liquidated to fund operations.

Taking into account the revenues and expenses described above, the net loss for the three months ended August 31, 2012 decreased significantly to $698,000, compared to $4,170,000 in the comparable period of 2011. For the nine-month period ended August 31, 2012 the net loss was $9,599,000 (including $6,176,000 of restructuring costs) compared to $16,043,000 (including $716,000 of restructuring costs) in the comparable period of 2011. On a per share basis, the net loss for three months ended August 31, 2012 was $0.01 compared to $0.07 in the comparable period of 2011. Net loss per share for the nine months ended August 31, 2012 was $0.16 (including the per share impact of the restructuring costs) compared to $0.26 in the comparable period of 2011.

As at August 31, 2012, liquidities, which include cash and bonds, amounted to $24,352,000 and tax credits and grants receivable amounted to $286,000, for a total of $24,638,000 compared to $24,517,000 at the end of the second quarter.

Positive cash flows from operating activities of $491,000 in the three-month period ended August 31, 2012, contributed to the liquidity increase. The positive cash flows reflect the significant decrease in net loss and favorable fluctuations in working capital elements. In the comparable period of 2011, the cash flows used in operating activities amounted to $9,175,000.

Cash flows used in operating activities for the nine-month period ended August 31, 2012 amounted to $11,878,000 compared to $24,896,000 in the comparable period of 2011. The current-year amount includes the cash impact of the December 2011 restructuring.

For the three months ended August 31, 2012, cash used in operating activities, before changes in operating assets and liabilities amounted to $537,000, and change in deferred revenue amounted to $1,072,000, totaling $1,609,000 for the period.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. For more information about Theratechnologies, please visit www.theratech.com. Additional information, including the public documents filed by Theratechnologies, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, information regarding the potential regulatory approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories where we have marketing applications for tesamorelin pending, the safety and efficacy data gathered through the development of tesamorelin will be accepted by the regulatory authorities where marketing applications for tesamorelin are pending and no additional clinical studies will be required by regulatory authorities to obtain regulatory approval of tesamorelin. These risks and uncertainties include, but are not limited to, the risk that tesamorelin is not approved in the jurisdictions where marketing applications are pending and the risk that, even if approved, revenue and royalties we expect to generate from sales of EGRIFTATM are not high enough to sustain our business.

We refer potential investors to the “Risk Factors” section of our Annual Information Form (AIF) dated February 27, 2012. The AIF is available at www.sedar.com and at www.sec.gov under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Roch Landriault

NATIONAL Public Relations

Phone: 514 843-2345

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